UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

TIMBERJACK SPORTING SUPPLIES, INC. (Exact name of registrant as specified in its charter)

Nevada	333-135774	20-3336507
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6955 North Durango Suite 1115-381 Las Vegas, Nevada 89149 (Address of principal executive office)

(702) 334-2628 (Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

******************

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOUR ARE REQUESTED NO TO SENT THE COMPANY A PROXY

******************

This Information Statement is being mailed on or about September 8, 2008 by Timberjack Sporting Supplies, Inc. (the “Company”) to the holders of record of its shares of Common Stock as of the close of business on August 27, 2008. This Information Statement is being provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of a change in the majority of the Company’s Board of Directors with an effective date of August 25, 2008. The Company filed a Form 8-K on August 28, 2008 with the United States Securities and Exchange Commission (the “SEC”) regarding to this change of the officers and directors of the Company.

CHANGES TO THE BOARD OF DIRECTORS

•

On August 27, 2008, Wesley Brumbaugh resigned as a member of the Company’s Board of Directors as well as an officer of the Company.

•

On August 27, 2008, Ted D. Campbell II was appointed as a director to the Company’s Board of Directors as well as appointed as the President, Secretary and Treasurer.

EXECUTIVE OFFICERS AND DIRECTORS

The following table provides information concerning Ted C. Campbell II, the sole officer and director of the Company. Mr. Campbell will hold office until the next annual meeting of stockholders or until his successor has been elected and qualified.

NAME	AGE	POSITION	DATES SERVED

Ted D. Campbell II	42	President, Treasurer, Secretary and Director (Principal Executive Officer and Principal Financial Officer)	August 2008 to Present

BIOGRAPHICAL INFORMATION ON THE BOARD OF DIRECTORS

Ted D. Campbell, II – President, Secretary, Treasurer and Director: Mr. Campbell is currently President of Public Company Compliance, Inc., a regulatory compliance consulting firm. He was also President and CEO of Campbell Mello Associates, Inc. from 1996-1999 and he was also a former Nevada State Securities Examiner (1995-96). Mr. Campbell also worked as a securities legal intern at the Oklahoma Department of Securities from 1989-1994. For the past twelve years, he has been working as a private corporate securities consultant in Las Vegas, Nevada.

Mr. Campbell graduated from the University of Oklahoma in 1993 with a Juris Doctorate and a Masters in Business Administration and from Texas A&M University in 1989 with a B.B.A. in Corporate Finance (Graduated with Distinguished Student Status). He was a member of Phi Alpha Delta legal fraternity and was a staff member of the American Indian Law Review at the University of Oklahoma, School of Law.

Mr. Campbell is not currently a director of any other SEC reporting company. Mr. Campbell is also the sole officer of the Company and has not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. Mr. Campbell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Mr. Campbell will serve a one-year term or until his successor is elected and qualified The Company has not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations since inception. All such applicable functions are performed by the Board of Directors. There are no family relationships among any of the Directors, nominees or executive officers of the Company.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors and persons who own 10% or more of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended September 30, 2007 and up to its Form 10Q filing for period then ended June 30, 2008, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out-of-pocket expenses incurred by them for attending  Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Name of Individual	# Shares Beneficially Owned	# of Class of Common Stock

Ted D. Campbell II 6955 North Durango Drive Suite 1115-381 Las Vegas, Nevada 89149	298,400	0.66%

Black Watch Partners, LLC (1) 6955 North Durango Drive Suite 1115-381 Las Vegas, Nevada 89149	50,000	0.11%

Wesley Brumbaugh 554 East Foothill Boulevard Suite 112 San Dimas, California 91771	24,500,000	53.85%

All Officers and Directors as a Group	348,400	0.77%

Note

(1)

Ted D. Campbell II, the sole officer and director of the Company, is the sole beneficial owner and manager of Black Watch Partners, LLC, a Nevada Limited Liability Company.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee due to our limited operations. We intend to form a separate audit committee, and are seeking potential independent directors.

NO STOCKHOLDER ACTION REQUIRED

No stockholder action is required pursuant the filing of this Information Statement. This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement has been filed with the SEC and is available electronically free of charge at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Timberjack Sporting Supplies, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERJACK SPORTING SUPPLIES, INC.

Date: September 8, 2008	By: /s/ Ted D. Campbell II
Ted D. Campbell II
President, Treasurer, Secretary and Director (Principal Executive Officer) (Principal Financial Officer)